UPS
55 Glenlake Parkway NE
Atlanta, GA 30328

November 1, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Alyssa Wall and Amanda Ravitz

Re: United Parcel Service, Inc.
Definitive Proxy Statement on Schedule 14A
Filed March 20, 2023
File No. 001-15451

Dear Ms. Wall and Ms. Ravitz:
This letter contains our response to the comments received from the staff of the U.S. Securities and Exchange Commission by letter dated October 23, 2023 (the “Letter”) regarding the filing listed above by United Parcel Service, Inc. the “Company” or “UPS”).
For ease of reference, we have repeated the caption and comments contained in the Letter below, in italics, together with the subheadings used in the Letter.
Definitive Proxy Statement on Schedule 14A filed March 20, 2023
Pay versus Performance, page 63

1.We note that you have included Adjusted Operating Profit, a non-GAAP measure, as your Company-Selected Measure pursuant to Regulation S-K Item 402(v)(2)(vi). Please provide disclosure showing how this number is calculated from your audited financial statements, as required by Regulation S-K Item 402(v)(2)(vi). Incorporation by reference to a separate filing will not satisfy this disclosure requirement.

Ms. Alyssa Wall and Ms. Amanda Ravitz
U.S. Securities and Exchange Commission
November 1, 2023

Response to Comment 1:
    The Company undertakes, in future filings, to provide disclosure showing how a non-GAAP Company-Selected Measure pursuant to Regulation S-K Item 402(v)(2)(vi) is calculated from the Company’s financial statements.

2.Refer to the tables titled "CEO Equity Component of CAP" and "Average Other NEOs Equity Component of CAP." It is unclear what amounts are reflected in the columns titled "Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year." Specifically, equity awards granted in prior years that vest during the relevant year should be valued as the difference between the fair value as of the end of the prior fiscal year and the vesting date, and not a "year over year" change in value. Please ensure that your table headings reflect accurately the amounts used to calculate compensation actually paid. Refer to Item 402(v)(2)(iii)(C)(1)(iv) of Regulation S-K.

Response to Comment 2:
    The Company undertakes, in future filings, to ensure that table headings reflect accurately the amounts used to calculate compensation actually paid in accordance with Item 402(v)(2)(iii)(C)(1)(iv) of Regulation S-K.
    If you have any questions regarding the responses set forth above, please do not hesitate to contact the undersigned at (404) 828-4407 or at bnewman1@ups.com.

Sincerely,
/s/ BRIAN O. NEWMAN
Brian O. Newman
Executive Vice President and Chief Financial Officer

cc: UPS Audit Committee
UPS Compensation Committee